WAH FU EDUCATION GROUP LIMITED

Room 505 Building No.40, No.1 Disheng North Street

Economic and Technological Development Zone

Beijing, China 100176
Tel: +86 10 57925024

VIA EDGAR

December 22, 2017

Larry Spirgel, Assistant Director1

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 3720

Re:	Wah Fu Education Group Limited

Draft Registration Statement on Form F-1

Submitted September 29, 2017

CIK No. 0001716770

Dear Mr. Spirgel:

Wah Fu Education Group Limited, a British Virgin Islands company, (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 26, 2017, regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) previously submitted for the Staff’s confidential review on September 29, 2017.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in the Company’s Amendment No. 1 to the Draft Registration Statement, which is confidentially submitted contemporaneously with the submission of this letter.

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General

1.	We note references to third-party market data throughout the prospectus, including references to reports by China Research and Intelligence Co., Ltd. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing each statement with the underlying factual support. To the extent any reports have been prepared specifically for this filing, please file consents from those sources.

We respectfully advise the Staff that all marketing data cited in our Draft Registration Statement are based on the Research Report on China’s Online Higher Education Industry 2017-2021, an industry report prepared by China Research and Intelligence Co., Ltd., a third party research institution, for this filing. We have revised our Draft Registration Statement to add China Research and Intelligence Co., Ltd. as an expert and also filed its consent as Exhibit 23.4 to the Draft Registration Statement.

Prospectus Summary, page 1

2.	Please revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a British Virgin Islands holding company, does not directly own substantially all of your business operations in the PRC, and the business you are describing is the business of your variable interest entity.

In response to the Staff’s comment, we have revised our Draft Registration Statement to disclose that the bulk of our operations is conducted via our wholly own subsidiaries, primarily Beijing Huaxia Dadi Distance Learning Services Co., Ltd., while the rest of our business operations, including certain portion of our B2C services and technology services, are conducted through our variable interest entity.

Our Corporate History and Structure, page 3

3.	Please also provide an organization chart that shows the structure of the company upon completion of the offering. Please include, in both the pre-offering and post-offering organization charts, the percentage ownership of the registrant by River Business Limited and your other significant beneficial owners.

In response to the Staff’s comment, we have added pre and post-IPO ownership and organization charts showing our respective ownership structure prior to and immediately after this offering. We respectfully advise the Staff that our Draft Registration Statement previously submitted has included a pre-offering organization chart and we do not anticipate any material change to our organizational structure after this offering.

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The Offering, page 7

4.	Please clarify your statement that you “will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China.”

In response to the Staff’s comment, we have added the disclosures below to clarify the remittance procedures under PRC laws and regulations. The revised disclosure can be found on page 40 of our Draft Registration Statement.

Use of Proceeds, page 40

5.	We note your plan to use the net proceeds of the offering to establish domestic and international branches and subsidiaries, etc. In light of your disclosures elsewhere regarding the restrictions on your ability to use the proceeds of this offering and to capitalize PRC operations, please disclose the estimated net proceeds that you will actually be able to use in the PRC for each purpose described.

We respectfully advise the Staff that, as advised by our PRC legal counsel Jingtian & Gongcheng, the remittance procedures under PRC laws and regulations are procedural requirements by their nature. We do not anticipate that these procedural requirements will have material impact on the amount of net proceeds we will be able to use in the PRC for each purpose disclosed in the “Use of Proceeds” section of the Draft Registration Statement.

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Enforceability of Civil Liabilities, page 47

6.	We note your disclosure that substantially all of your operations and assets are located outside of the United States and most of your directors and executive officers are nationals or residents of jurisdictions other than the United States. To provide further context to your discussion of the enforceability of civil liabilities in the British Virgin Islands and the PRC, please disclose where your operations and assets are located and the nationalities and countries of residence of your directors and executive officers.

We have revised our Draft Registration Statement to disclose that all of our current operations and assets are located in the PRC and all of our current officers and directors are PRC citizens and currently reside in China.

Corporate History and Structure, page 48

7.	Please disclose that, if your PRC affiliated entities and their shareholders, Mr. Xinghui Yang and Mr. Yang Yu, fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further disclose that, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities’ financial results with your financial results. Please disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities. Please disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary by your affiliated entities in China. Please disclose that you do not have unfettered access to your PRC subsidiary’s and affiliated entities’ revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. Please disclose the amount of fees paid to your PRC subsidiary from your affiliated entities and the amount of dividends you have received from your PRC subsidiary in the last two fiscal years. Please disclose whether you expect these levels to continue in the future.

We have added applicable disclosures in response to the Staff’s comment. Our affiliated variable interest entity Beijing HuaxiaDadi Digital Information Technology Co., Ltd. did not pay any fee to Beijing Huaxia Dadi Distance Learning Services Co., Ltd. for fiscal years ending March 31, 2017 and 2016 since our VIE agreements were executed in August 2017. We did not receive any dividends from our PRC subsidiaries in the past two fiscal years. We expect that these levels will continue in the future. The revised disclosure can be found on page 48 of our Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

8.	Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss any material trends or uncertainties regarding the organic growth of your “B2B2C” revenue and your overall future business operations. Please refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

We have revised our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to add discussions on trends, demands and events that will or are reasonably likely to have a material impact on our financial conditions and operating results. The revised disclosure can be found on page 54 of the Draft Registration Statement.

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9.	Please revise and expand your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.

We have revised our MD&A to provide more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. The revised disclosure can be found on pages 55 to 60 of the Draft Registration Statement.

10.	We note your attribution of revenue decreases for both of your segments over the past fiscal year to government expenditure control policies and the IPO of a major customer. Please provide more information regarding both of these circumstances. For example: does management expect that the reduction in customer spending as a result of the nationwide anti-corruption campaign will manifest in the present fiscal year and future fiscal years; why precisely did the China Publishing IPO cause Shanghai World Publications to execute fewer contracts with Wah Fu and; what is management’s basis for concluding that technological development and operation services revenue will increase this fiscal year.

We have revised our MD&A to disclose that the impact of the anti-corruption campaign is decreasing and we do not anticipate that such event will have material impact on our financial condition and operations in present and future fiscal years.

We have also revised our MD&A to disclose that, since part of China Publishing’s IPO proceeds was for the Education Cloud Platform Software Development program, we had to present details of our services in connection with the program and terms of our agreements with Shanghai World Publishing Co. (“WPC”) to its parent company China Publishing. As such, the number of executed agreements with WPC decreased. Since these details have been presented to China Publishing, we do not anticipate that such factor will continue to affect our business relationship with WPC. In addition, China Publishing’s IPO closed in August 2017 and, per China Publishing’s IPO prospectus, part of its IPO proceeds are expected to be used on the Education Cloud Platform Software Development program. As such, we expect that we will generate increased revenue from WPC.

The revised disclosure can be found on page 56 of the Draft Registration Statement.

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11.	Please discuss any steps management has taken or will take in order to improve revenue, gross profit, and income figures.

In response to the Staff’s comment, we have discussed the steps we plan to take in order to improve our operating results. The revised disclosure can be found on page 54 of the Draft Registration Statement.

12.	Please provide more disclosures regarding your net cash used in investing activities during fiscal year 2017. Specifically, provide more information, including the identity of parties if they are affiliated with your WFOE, VIE, VIE subsidiaries, VIE control persons, etc., regarding the loan payments and the investment payments to “unconsolidated entities.”

In response to the Staff’s comment, we have expanded disclosures regarding net cash used in investing activities during fiscal year 2017. We have also provided more information regarding the loan payments and the investment payments to unconsolidated entities. The revised disclosure can be found on page 60 of the Draft Registration Statement.

Trends and Factors Affecting Our Results of Operations, page 53

13.	Please discuss the factors affecting revenue for the fiscal year ending March 31, 2017. Clarify if the decline in revenue is indicative of a trend based upon your interim fiscal year 2018 results of operations. Please also discuss, for at least the current fiscal year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your results of operations or liquidity. Please see Item 5.D. of Form 20-F.

We have revised our MD&A to add discussions on factors affecting our revenue and trends, demands and events that are reasonably likely to have a major effect on our results of operations or liquidity. The revised disclosure can be found on page 54 of the Draft Registration Statement.

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Cost of Revenue, page 55

14.	Please explain why you incurred a 7.5% increase in cost of revenue for online education services (mainly composed of salaries and related expenses and other cost of revenue) despite a 22% decline in the related revenues.

We have explained why we incurred a 7.5% increase in cost of revenue for online education services despite a 22% decline in the related revenues. The revised disclosure can be found on page 57 of the Draft Registration Statement.

Regulations Relating to Private Education in the PRC

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, page 82

15.	Please disclose how you expect the amended Law for Promoting Private Education will impact your operations.

We have revised our Draft Registration Statement to disclose that the amended Law for Promoting Private Education became effective on September 1, 2017 and its impact on our operations is yet to be observed. As advised by Jingtian & Gongcheng, our PRC counsel, we do not believe that the amended Law for Promoting Private Education will have material adverse impact on our current operations or contractual arrangements.

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Online education service, page F-13

16.	With respect to your online education service, please disclose your refund/ cancellation policy if and when students withdraw or drop out prior to the month in which the subscribed courses terminate.

We acknowledge the Staff’s comment and respectfully advise the Staff that, among the services we provide, only the online training service (B2C) could be cancelled and is refundable within 24 hours after the courses begin. We have revised our financial statement to disclose our refund/cancellation policies in the Note 2. The revised disclosures can be found on Page F-13 of the Draft Registration Statement.

Segment Reporting, page F-26

17.	Please separately disclose revenues from your online education cloud service (B2B2C) and online training service (B2C) which are provided by your online education segment as reported on page 52. Refer to ASC 280-10-50-21(b).

We acknowledge the Staff’s comment and have separately disclosed revenues from our online education cloud service (B2B2C) and online training service (B2C) provided by our online education service in the Note 10. The revised disclosures can be found on Page F-26 of the Draft Registration Statement.

18.	Please disclose each segment’s measure of profit and loss and respective assets as prescribed in ASC 280-10-50-22, 25, 29 and 30.

We acknowledge the Staff’s comment and have revised the segment reporting disclosure to include each segment’s measure of profit and loss and respective assets. The revised disclosures can be found on Page F-26 of the Draft Registration Statement.

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Signatures

19.	We note that Xinghui Yang’s designation as Principal Executive Officer. We also note your disclosure earlier regarding your “plan to engage a qualified CFO with comprehensive knowledge of U.S. GAAP and SEC reporting requirements.” Please disclose who you will designate as Principal Financial Officer.

We respectfully advise the Staff that we plan to appoint Gang Yao as our Chief Financial Officer (Principal Financial and Accounting Officer) and have revised our Draft Registration Statement accordingly.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xinghui Yang
Xinghui Yang Chief Executive Officer

cc:	Richard I. Anslow, Esq.

Ellenoff Grossman & Schole LLP

Fang Liu, Esq.

Mei & Mark LLP

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